Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. (“TOTAL”) and its subsidiaries and affiliates (collectively, the “Group”) with respect to the second quarter and first six months ended June 30, 2010, has been derived from TOTAL’s unaudited consolidated financial statements for the second quarter and first six months ended June 30, 2010.

The following discussion should be read in conjunction with the unaudited interim consolidated financial statements and the related notes provided elsewhere in this Form 6-K and with the information, including the audited financial statements and related notes, for the year ended December 31, 2009, in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on April 1, 2010.

•	Key figures and consolidated accounts of TOTAL*

2Q10	1Q10	2Q09	2Q10 vs 2Q09	in millions of euros except earnings per share and number of shares	1H10	1H09	1H10 vs 1H09
41,329	37,603	31,430	+31%	Sales	78,932	61,471	+28%
				Adjusted net operating income from business segments
2,203	1,971	1,451	+52%	• Upstream	4,174	2,933	+42%
483	155	156	x3.1	• Downstream	638	756	-16%
274	157	71	x3.9	• Chemicals	431	39	x11.1
1.38	1.17	0.97	+42%	Fully-diluted earnings per share (euros)	2.55	1.99	+28%
2,242.5	2,242.7	2,235.6	—	Fully-diluted weighted-average shares (millions)	2,242.6	2,235.5	—
3,101	2,613	2,169	+43%	Net income (Group share)	5,714	4,459	+28%
3,446	3,709	3,634	-5%	Investments**	7,155	6,569	+9%
3,372	3,644	3,575	-6%	Investments including net investments in equity affiliates and non-consolidated companies**	7,016	6,415	+9%
850	1,048	858	-1%	Divestments	1,898	1,330	+43%
4,942	5,260	1,939	x2.5	Cash flow from operations	10,202	5,933	+72%

*	Adjusted net operating income is defined as income using replacement cost, adjusted for special items and excluding TOTAL’s equity share of adjustments related to Sanofi-Aventis. See “Analysis of Business Segment Results” below for further details.
**	Including acquisitions.

•	Second quarter 2010 results

> Sales

In the second quarter 2010, the Brent price averaged 78.2 $/b, an increase of 32% compared to the second quarter 2009 and 2% compared to the first quarter 2010. The average natural gas price, however, remained depressed, increasing by only 2% compared to the second quarter 2009 and decreasing by 5% compared to the first quarter 2010. The European refining margin indicator (ERMI) averaged 31.2 $/t in the second quarter 2010, an increase of 82% compared to the second quarter 2009 and 6% compared to the first quarter 2010. The environment for petrochemicals and specialty chemicals showed a net improvement, reflecting continued demand growth since the second half of 2009.

The euro-dollar exchange rate averaged 1.27 $/€ in the second quarter 2010 compared to 1.36 $/€ in the second quarter 2009 and 1.38 $/€ in the first quarter 2010.

In this environment, sales in the second quarter 2010 were €41,329 million, an increase of 10% compared to €37,603 in the first quarter 2010 and an increase of 31% compared to €31,430 million in the second quarter 2009.

> Net income (Group share)

Reported net income (Group share) in the second quarter 2010 increased by 43% to €3,101 million from €2,169 million in the second quarter 2009, mainly due to the increase in hydrocarbon prices and production and improved Chemicals segment results. The after-tax inventory valuation effect had a positive impact on net income (Group share) of €169 million in the second quarter 2010 and a positive impact of €788 million in the second quarter 2009, in each case due to the increase in oil prices. Special items had a positive impact on net income (Group share) of €11 million in the second quarter 2010 and a negative impact of €221 million in the second quarter 2009. The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income (Group share) of €40 million in the second quarter 2010 and a negative impact of €119 million in the second quarter 2009.

The Group did not buy back shares in the second quarter 2010.

Fully-diluted earnings per share, based on 2,242.5 million weighted-average shares, was €1.38 in the second quarter 2010 compared to €0.97 in the second quarter 2009, an increase of 42%.

> Investments – divestments1

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €3.1 billion in the second quarter 2010 compared to €3.1 billion in the second quarter 2009.

Acquisitions were €305 million in the second quarter 2010, essentially comprised of interests in new energies and carried investments in the Barnett Shale in the United States.

Asset sales in the second quarter 2010 were €758 million, essentially comprised of the sale of Mapa Spontex and sales of Sanofi-Aventis shares.

Net investments2 were €2.6 billion in the second quarter 2010 compared to €2.8 billion in the second quarter 2009.

> Cash flow

Cash flow from operations was €4,942 million in the second quarter 2010 compared to €1,939 million in the second quarter 2009, reflecting essentially the increase in net income and a lower increase in working capital requirements.

The Group’s net cash flow3 was €2,346 million compared to a negative €837 million in the second quarter 2009.

•	First half 2010 results

> Sales

Compared to the first half 2009, the average Brent price increased by 50% to 77.3 $/b in the first half 2010. The average natural gas price, however, decreased by 8%. The European refining margin indicator (ERMI) was 30.4 $/t in the first half 2010 compared to 23.8 $/t in the first half 2009. The environment for the petrochemicals and specialty chemicals improved significantly. The euro-dollar exchange rate in the first half 2010 was 1.33 $/€, stable compared to the first half 2009.

In this context, sales in the first half 2010 were €78,932 million, an increase of 28% compared to €61,471 million in the first half 2009.

> Net income (Group share)

Reported net income (Group share) in the first half 2010 increased by 28% to €5,714 million from €4,459 million in the first half 2009, mainly due to the increase in hydrocarbon prices and production. The after-tax inventory effect had a positive impact on net income (Group share) of €513 million in the first half 2010 and a positive impact of €1,115 million in the first half 2009, in each case due to the increase in oil prices. Special items had a positive impact on net income (Group share) of €25 million in the first half 2010 and a negative impact of €308 million in the first half 2009. The Group’s share of adjustment items related to Sanofi-Aventis had a negative impact on net income (Group share) of €81 million in the first half 2010 and a negative impact of €182 million in the first half 2009.

[1]	Detail shown on page 12 of this exhibit.
[2]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.
[3]	Net cash flow = cash flow from operations + divestments – gross investments.

The Group did not buy back shares in the first half 2010. On June 30, 2010, there were 2,243.6 million fully-diluted shares compared to 2,235.5 million on June 30, 2009.

Fully-diluted earnings per share, based on 2,242.6 million weighted-average shares, was €2.55 in the first half 2010 compared to €1.99 in the first half 2009, an increase of 28%.

> Investments – divestments4

Investments, excluding acquisitions and including net investments in equity affiliates and non-consolidated companies, were €5.5 billion in the first half 2010 compared to €5.8 billion in the first half 2009.

Acquisitions were €1.5 billion in the first half 2010, essentially comprised of the acquisition of assets in the Barnett Shale in the U.S. and the Laggan Tormore project in the UK.

Asset sales in the first half 2010 were €1.7 billion, essentially comprised of sales of Sanofi-Aventis shares and the sale of Mapa Spontex.

Net investments5 were €5.3 billion in the first half 2010, compared to €5.2 billion in the first half 2009.

> Cash flow

Cash flow from operations was €10,202 million, an increase of 72% compared to the first half 2009, reflecting essentially the increase in net income and change in working capital requirement.

The Group’s net cash flow6 was €4,945 million compared to €694 million in the first half 2009.

The net-debt-to-equity ratio was 22.7% on June 30, 2010 compared to 21.5% on March 31, 2010 and 24.7% on June 30, 20097, in line with the Group’s objectives.

•	Analysis of business segment results

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO and the replacement cost.

[4]	Detail shown on page 12 of this exhibit.
[5]	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.
[6]	Net cash flow = cash flow from operations + divestments – gross investments.
[7]	Detail shown on page 12 of this exhibit.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in the Company’s consolidated interim financial statements, see pages 23 to 29 of this exhibit respectively.

In addition, the Group measures performance at the segment level on the basis of net operating income and adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates, capitalized interest expenses), and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are only interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

UPSTREAM

> Environment - liquids and gas price realizations*

2Q10	1Q10	2Q09	1Q10 vs 1Q09		1H10	1H09	1H10 vs 1H09
78.2	76.4	59.1	+32%	Brent ($/b)	77.3	51.7	+50%
74.8	74.2	54.8	+36%	Average liquids price ($/b)	74.5	48.2	+55%
4.82	5.06	4.71	+2%	Average gas price ($/Mbtu)	4.94	5.36	-8%
54.8	55.5	44.2	+24%	Average hydrocarbons price ($/boe)	55.2	41.5	+33%

*	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

> Production

2Q10	1Q10	2Q09	2Q10 vs 2Q09	Hydrocarbon production	1H10	1H09	1H10 vs 1H09
2,359	2,427	2,182	+8%	Combined production (kboe/d)	2,393	2,252	+6%
1,327	1,373	1,328	—	• Liquids (kb/d)	1,350	1,370	-1%
5,549	5,829	4,686	+18%	• Gas (Mcf/d)	5,689	4,821	+18%

In the second quarter 2010, hydrocarbon production was 2,359 thousand barrels of oil equivalent per day (kboe/d), an increase of 8% compared to the second quarter 2009, essentially as a result of:

•	+7.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds,

•	+2% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	+0.5% for changes in the portfolio,

•	-3% for the price effect[8].

In the first half 2010, hydrocarbon production was 2,393 kboe/d, an increase of close to 6.5% compared to the first half 2009, essentially as a result of:

•	+6.5% for production ramp-ups on new fields, net of the normal decline, and a lower level of turnarounds,

•	+2% for lower OPEC reductions and an improvement in gas demand,

•	+1% for lower levels of disruptions in Nigeria related to security issues,

•	+0.5% for changes in the portfolio,

•	-3.5% for the price effect.

[8]	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes.

For the first half 2010, the ramp-up on new projects, net of the normal decline and lower level of turnarounds, provided the Group’s production growth.

> Results

2Q10	1Q10	2Q09	2Q10 vs 2Q09	in millions of euros	1H10	1H09	1H10 vs 1H09
4,546	4,569	3,427	+33%	Non-Group sales	9,115	7,874	+16%
4,607	4,161	2,843	+62%	Operating income	8,768	5,735	+53%
—	—	—	—	Adjustments affecting operating income	—	—	—
4,607	4,161	2,843	+62%	Adjusted operating income*	8,768	5,735	+53%
2,203	1,971	1,451	+52%	Adjusted net operating income*	4,174	2,933	+42%
271	335	176	+54%	• Includes income from equity affiliates	606	403	+50%
2,723	3,143	2,664	+2%	Investments	5,866	4,914	+19%
174	87	105	+66%	Divestments	261	234	+12%
4,154	4,680	1,943	x2.1	Cash flow from operating activities	8,834	4,521	+95%

*	Detail of adjustment items shown in business segment information starting on page 23 of this exhibit.

Adjusted net operating income for the Upstream segment in the second quarter 2010 was €2,203 million compared to €1,451 million in the second quarter 2009, an increase of 52%, reflecting essentially the increase in both production and hydrocarbon prices.

Adjusted net operating income for the Upstream segment excludes special items. The exclusion of special items had a positive impact on Upstream adjusted net operating income of €27 million in the second quarter 2010 and a positive impact of €18 million in the second quarter 2009.

The effective tax rate for the Upstream segment was 58%, compared to 60% in the first quarter 2010. The effective tax rate for the Upstream segment was 58% in the second quarter 2009.

Adjusted net operating income for the Upstream segment in the first half 2010 was €4,174 million compared to €2,933 million in the first half 2009, an increase of 42%, reflecting essentially the increase in both production and hydrocarbon prices.

The return on average capital employed (ROACE9) for the Upstream segment for the twelve months ended June 30, 2010 was 19% compared to 18% for the twelve months ended March 31, 2010 and the full year 2009. The annualized second quarter 2010 ROACE for the Upstream segment was 21%.

DOWNSTREAM

> Refinery throughput and utilization rates*

2Q10	1Q10	2Q09	2Q10 vs 2Q09	in millions of euros	1H10	1H09	1H10 vs 1H09
2,141	1,993	2,175	-2%	Total refinery throughput (kb/d)	2,067	2,205	-6%
784	680	925	-15%	• France	732	910	-20%
1,110	1,050	1,024	+8%	• Rest of Europe	1,080	1,055	+2%
247	263	226	+9%	• Rest of world	255	240	+6%
				Utilization rates
78%	73%	79%		• Based on crude only	75%	80%
83%	77%	84%		• Based on crude and other feedstock	80%	85%

*	Includes share of CEPSA.

Second quarter 2010 refinery throughput decreased by 2% compared to the second quarter 2009 but increased by 7% compared to the first quarter 2010.

[9]	Calculated based on adjusted net operating income and average capital employed, using replacement cost, as shown on page 13 of this exhibit.

Scheduled turnarounds in the second quarter 2010 affected the Rome and Lindsey refineries. Despite the Dunkirk refinery and a distillation unit at the Normandy refinery being stopped throughout the second quarter 2010, the improved reliability of the refineries and the relatively low level of scheduled turnarounds led to an increase in the utilization rate based on crude and other feedstock to 83% in the second quarter 2010 compared to 77% in the first quarter 2010 and 84% in the second quarter 2009.

In the first half 2010, refinery throughput decreased by 6% compared to the first half 2009, reflecting essentially the Dunkirk refinery and a distillation unit at the Normandy refinery being stopped.

> Results

2Q10	1Q10	2Q09	2Q10 vs 2Q09	in millions of euros (except ERMI refining margins)	1H10	1H09	1H10 vs 1H09
31.2	29.5	17.1	+82%	European refining margin indicator - ERMI ($/t)	30.4	23.8	+28%
32,190	28,808	24,318	+32%	Non-Group sales	60,998	46,686	+31%
804	521	931	-14%	Operating income	1,325	1,967	-33%
255	330	790	-68%	Adjustments affecting operating income	585	1,035	-43%
549	191	141	x3.9	Adjusted operating income*	740	932	-21%
483	155	156	x3.1	Adjusted net operating income*	638	756	-16%
44	14	28	+57%	• Includes income from equity affiliates	58	61	-5%
562	456	825	-32%	Investments	1,018	1,320	-23%
11	27	26	-58%	Divestments	38	62	-39%
1,042	454	(28)	n/a	Cash flow from operating activities	1,496	1,620	-8%

*	Detail of adjustment items shown in business segment information starting on page 23 of this exhibit.

The European refinery indicator averaged 31.2 $/t in the second quarter 2010, nearly double the 17.1 $/t average in the second quarter 2009.

Adjusted net operating income from the Downstream segment was €483 million in the second quarter 2010, compared to €156 million in the second quarter 2009, thanks to the strong performance of the refineries in an environment that was much more favorable than in the previous year.

Adjusted net operating income for the Downstream segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a negative impact on Downstream adjusted net operating income of €195 million in the second quarter 2010 and a negative impact of €699 million in the second quarter 2009. The exclusion of special items had no impact on Downstream adjusted net operating income in the second quarter 2010 and a positive impact of €117 million in the second quarter 2009.

Adjusted net operating income from the Downstream segment was €638 million in the first half 2010, a decrease of 16% compared to the first half 2009, despite the improvement in refining margins. The decrease reflects essentially the less favorable conditions for supply optimization in 2010.

The ROACE for the Downstream segment for the twelve months ended June 30, 2010 was 6% compared to 4% for the twelve months ended March 31, 2010 and 7% for the full year 2009. The annualized second quarter 2010 ROACE for the Downstream segment was 12%.

CHEMICALS

2Q10	1Q10		2Q09	2Q10 vs 2Q09	in millions of euros	1H10		1H09	1H10 vs 1H09
4,589*	4,223	*	3,684	+25%	Non-Group sales	8,812	*	6,902	+28%
2,794*	2,532	*	2,164	+29%	• Base chemicals	5,326	*	3,940	+35%
1,784	1,691		1,520	+17%	• Specialties	3,475		2,962	+17%
240*	260	*	147	+63%	Operating income	500	*	208	x2.4
(65)*	106	*	87	n/a	Adjustments affecting operating income	41	*	216	-81%
305*	154	*	60	x5.1	Adjusted operating income**	459	*	(8)	n/a
274	157		71	x3.9	Adjusted net operating income**	431		39	x11.1
149	44		19	x7.8	• Base chemicals	193		(20)	n/a
124	117		58	x2.1	• Specialties	241		74	x3.3
144	94		115	+25%	Investments	238		294	-19%
328	6		8	x41.0	Divestments	334		14	x23.9
477	(90)		280	+70%	Cash flow from operating activities	387		458	-16%

*	Effective January 1, 2010, the Samsung - Total Petrochemicals joint venture, owned 50% by TOTAL, is consolidated as an equity affiliate whereas in the past it was proportionately consolidated.
**	Detail of adjustment items shown in business segment information starting on page 23 of this exhibit.

In the second quarter 2010, petrochemical margins showed a net improvement over the second quarter 2009, driven by stronger margins in the Atlantic basin.

Sales for the Chemical segment were €4.6 billion, an increase of 25% compared to the second quarter 2009.

Adjusted net operating income for the Chemicals segment increased to €274 million in the second quarter 2010 from €71 million in the second quarter 2009 due to the improved petrochemicals and specialties environment and the benefits realized through cost reduction.

Adjusted net operating income for the Chemicals segment excludes any after-tax inventory valuation effect and special items. The exclusion of the inventory valuation effect had a positive impact on the Chemicals segment’s adjusted net operating income of €25 million in the second quarter 2010 and a negative impact of €91 million in the second quarter 2009. The exclusion of special items had a negative impact on the Chemicals segment’s adjusted net operating income of €4 million in the second quarter 2010 and a positive impact of €114 million in the second quarter 2009.

In the first half 2010, adjusted net operating income for the Chemicals segment was €431 million compared to €39 million in the first half 2009. The increase resulted from the improvement in market conditions in 2010 as well as from the cost reduction efforts implemented over the course of the past years and the effective positioning of the Group’s specialty chemicals during the recovery from the crisis.

The ROACE of the Chemical segment for the twelve months ended June 30, 2010 was 9% compared to 6% for the twelve months ended March 31, 2010 and 4% for the full year 2009. The annualized second quarter 2010 ROACE for the Chemicals segment was 15%.

•	Summary and outlook

Total will pay a 2010 interim dividend of 1.14 € per share10 on November 17, 201011.

Investments excluding acquisitions for 2010 are expected to be in line with the 2010 budget level of $18 billion12.

The Group maintains its net-debt-to-equity objective range of 25-30% for year-end 2010.

As of June 30, 2010, the Group’s equity interest in Sanofi-Aventis, following progressive sales of the shares, was 5.7%. Effective July 1, 2010, Sanofi-Aventis will no longer be accounted for as an equity affiliate but will instead be treated as a financial asset available for sale in the line “Other investments” of the balance sheet. In the second quarter 2010, Sanofi-Aventis contributed €101 million to net income.

Since the third quarter 2010 began, oil prices have traded around 75 $/b, but European refining margins have pulled back sharply from the second quarter level. The environment for the Chemicals segment has remained globally comparable to that of the second quarter.

Forward-looking statements

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•

material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;

•	changes in currency exchange rates and currency devaluations;

•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;

•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;

•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;

•	changes in the current capital expenditure plans of TOTAL;

•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;

•	the financial resources of competitors;

•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;

•	the quality of future opportunities that may be presented to or pursued by TOTAL;

•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;

[10]	Approved by the Board of Directors on July 29, 2010.
[11]	The ex-dividend date for the 2010 interim dividend is November 12, 2010; for the ADR (NYSE: TOT) the ex-dividend date is November 9, 2010.
[12]	Including net investments in equity affiliates and non-consolidated companies, based on 1€ = $1.40 for 2010.

•	the ability to obtain governmental or regulatory approvals;

•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;

•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;

•

changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;

•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and

•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company — Other Matters”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2009.

Operating information by segment

Second quarter and first half 2010

•	Upstream

2Q10	1Q10	2Q09	2Q10 vs 2Q09	Combined liquids and gas production by region (kboe/d)	1H10	1H09	1H10 vs 1H09
577	647	574	+1%	Europe	612	629	-3%
752	746	713	+5%	Africa	749	728	+3%
515	516	420	+23%	Middle East	515	419	+23%
63	66	13	x4.8	North America	65	12	x5.4
184	172	193	-5%	South America	178	189	-6%
246	254	248	-1%	Asia-Pacific	250	251	—
22	26	21	+5%	CIS	24	24	—
2,359	2,427	2,182	+8%	Total production	2,393	2,252	+6%
434	415	342	+27%	Includes equity and non-consolidated affiliates	425	346	+23%

2Q10	1Q10	2Q09	2Q10 vs 2Q09	Liquids production by region (kb/d)	1H10	1H09	1H10 vs 1H09
258	301	275	-6%	Europe	280	297	-6%
611	620	600	+2%	Africa	616	618	—
309	302	310	—	Middle East	305	312	-2%
30	32	11	x2.7	North America	31	10	x3.1
76	72	87	-13%	South America	74	86	-14%
30	32	33	-9%	Asia-Pacific	31	34	-9%
13	14	12	+8%	CIS	13	13	—
1,327	1,373	1,328	—	Total production	1,350	1,370	-1%
298	284	289	+3%	Includes equity and non-consolidated affiliates	291	291	—

2Q10	1Q10	2Q09	2Q10 vs 2Q09	Gas production by region (Mcf/d)	1H10	1H09	1H10 vs 1H09

1,689	1,940	1,639	+3%	Europe	1,814	1,811	—
704	644	580	+21%	Africa	675	566	+19%
1,098	1,188	609	+80%	Middle East	1,143	591	+93%
191	188	9	x21.2	North America	190	9	x21.1
594	554	585	+2%	South America	574	567	+1%
1,220	1,249	1,215	—	Asia-Pacific	1,234	1,219	+1%
53	66	49	+8%	CIS	59	58	+2%
5,549	5,829	4,686	+18%	Total production	5,689	4,821	+18%
737	709	285	x2.6	Includes equity and non-consolidated affiliates	723	293	x2.5

2Q10	1Q10	2Q09	2Q10 vs 2Q09	Liquefied natural gas	1H10	1H09	1H10 vs 1H09
3.04	2.89	2.15	+41%	LNG sales* (Mt)	5.93	4.30	+38%

*	Sales, Group share, excluding trading; 1 Mt/y = approx. 133 Mcf/d; 2009 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2009 SEC coefficient.

•	Downstream

2Q10	1Q10	2Q09	2Q10 vs 2Q09	Refined products sales by region (kb/d)*	1H10	1H09	1H10 vs 1H09

1,881	1,949	1,979	-5%	Europe	1,915	2,076	-8%
301	286	272	+11%	Africa	294	275	+7%
115	147	161	-29%	Americas	131	175	-25%
163	145	148	+10%	Rest of world	154	138	+12%
2,460	2,527	2,560	-4%	Total consolidated sales	2,494	2,664	-6%
1,526	990	1,092	+40%	Trading	1,258	1,046	+20%
3,986	3,517	3,652	+9%	Total refined product sales	3,752	3,710	+1%

*	Includes trading and share of CEPSA.

Investments – Divestments

2Q10	1Q10	2Q09	2Q10 vs 2Q09	in millions of euros	1H10	1H09	1H10 vs 1H09

3,067	2,427	3,095	-1%	Investments excluding acquisitions*	5,494	5,842	-6%
221	199	154	+44%	• Capitalized exploration	420	382	+10%
170	111	23	x7.4	• Net investments in equity affiliates and non-consolidated companies	281	248	+13%
305	1,217	480	-36%	Acquisitions	1,522	573	x2.7
3,372	3,644	3,575	-6%	Investments including acquisitions*	7,016	6,415	+9%
758	965	781	-3%	Asset sales	1,723	1,140	+51%
2,596	2,661	2,776	-6%	Net investments**	5,257	5,239	—

*	Includes net investments in equity affiliates and non-consolidated companies.
**	Net investments = investments including acquisitions and net investments in equity affiliates and non-consolidated companies – asset sales + net financing for employees related to stock purchase plans.

Net-debt-to-equity ratio

in millions of euros	6/30/2010	3/31/2010	6/30/2009

Current borrowings	8,521	6,840	7,916
Net current financial assets	(1,225)	(654)	(123)
Non-current financial debt	22,813	19,727	19,640
Hedging instruments of non-current debt	(1,812)	(1,212)	(875)
Cash and cash equivalents	(14,832)	(12,954)	(14,299)
Net debt	13,465	11,747	12,259

Shareholders’ equity	60,955	57,283	51,299
Estimated dividend payable*	(2,547)	(3,821)	(2,541)
Minority interests	858	1,083	963
Equity**	59,266	54,545	49,721

Net-debt-to-equity ratio	22.7%	21.5%	24.7%

*	June 30, 2010 based on the hypothesis of an annual dividend of 2.28 €/share.
**	Includes the €450 million impact in 2Q 2010 of the squeeze out of the Elf Aquitaine minority interest.

Return on average capital employed

•	Twelve months ended June 30, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments

Adjusted net operating income	7,623	835	664	9,122
Capital employed at 6/30/2009*	35,385	13,939	6,915	56,239
Capital employed at 6/30/2010*	43,908	16,010	7,286	67,204

ROACE	19.2%	5.6%	9.4%	14.8%

*	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended March 31, 2010

in millions of euros	Upstream	Downstream	Chemicals	Segments

Adjusted net operating income	6,871	508	461	7,840
Capital employed at 3/31/2009*	35,027	13,095	7,175	55,297
Capital employed at 3/31/2010*	39,925	15,634	7,412	62,971

ROACE	18.3%	3.5%	6.3%	13.3%

*	At replacement cost (excluding after-tax inventory effect).

•	Full year 2009

in millions of euros	Upstream	Downstream	Chemicals**	Segments

Adjusted net operating income	6,382	953	272	7,607
Capital employed at 12/31/2008*	32,681	13,623	7,417	53,721
Capital employed at 12/31/2009*	37,397	15,299	6,898	59,594

ROACE	18.2%	6.6%	3.8%	13.4%

*	At replacement cost (excluding after-tax inventory effect).
**	Capital employed for Chemicals reduced for the Toulouse-AZF provision of €256 million pre-tax at 12/31/2008.

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/ $	European refining margins ERMI* ($/t) **	Brent ($/b)	Average liquids price*** ($/b)	Average gas price ($/Mbtu)***
Second quarter 2010	1.27	31.2	78.2	74.8	4.82
First quarter 2010	1.38	29.5	76.4	74.2	5.06
Fourth quarter 2009	1.48	11.7	74.5	70.6	5.07
Third quarter 2009	1.43	12.0	68.1	65.1	4.89
Second quarter 2009	1.36	17.1	59.1	54.8	4.71
First quarter 2009	1.30	30.5	44.5	41.5	5.98

*	European Refining Margin Indicator (ERMI) is an indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by Total in any period because of Total’s particular refinery configurations, product mix effects or other company-specific operating conditions.
**	1 $/t = 0.136 $/b.
***	Consolidated subsidiaries, excluding fixed margin and buy-back contracts.

Disclaimer: these data are based on TOTAL’s reporting and are not audited. They are subject to change.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	2nd quarter 2010	1st quarter 2010	2nd quarter 2009

Sales	41,329	37,603	31,430
Excise taxes	(5,002)	(4,442)	(4,856)
Revenues from sales	36,327	33,161	26,574

Purchases, net of inventory variation	(23,929)	(21,701)	(16,300)
Other operating expenses	(4,833)	(4,712)	(4,724)
Exploration costs	(292)	(215)	(155)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,757)	(1,699)	(1,636)
Other income	114	160	106
Other expense	(114)	(212)	(216)

Financial interest on debt	(113)	(100)	(140)
Financial income from marketable securities & cash equivalents	24	24	40
Cost of net debt	(89)	(76)	(100)

Other financial income	142	71	240
Other financial expense	(95)	(95)	(82)

Equity in income (loss) of affiliates	513	524	393

Income taxes	(2,819)	(2,528)	(1,877)

Consolidated net income	3,168	2,678	2,223

Group share	3,101	2,613	2,169
Minority interests	67	65	54

Earnings per share (€)	1.39	1.17	0.97

Fully-diluted earnings per share (€)	1.38	1.17	0.97

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M€) (a)	1st half 2010	1st half 2009

Sales	78,932	61,471
Excise taxes	(9,444)	(9,429)
Revenues from sales	69,488	52,042

Purchases, net of inventory variation	(45,630)	(31,528)
Other operating expenses	(9,545)	(9,399)
Exploration costs	(507)	(331)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,456)	(3,156)
Other income	274	121
Other expense	(326)	(303)

Financial interest on debt	(213)	(311)
Financial income from marketable securities & cash equivalents	48	95
Cost of net debt	(165)	(216)

Other financial income	213	399
Other financial expense	(190)	(163)

Equity in income (loss) of affiliates	1,037	860

Income taxes	(5,347)	(3,779)

Consolidated net income	5,846	4,547

Group share	5,714	4,459
Minority interests	132	88

Earnings per share (€)	2.56	2.00

Fully-diluted earnings per share (€)	2.55	1.99

(a)	Except for per share amounts.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	2nd quarter 2010	1st quarter 2010	2nd quarter 2009

Consolidated net income	3,168	2,678	2,223

Other comprehensive income
Currency translation adjustment	3,149	1,847	(966)
Available for sale financial assets	(49)	(3)	50
Cash flow hedge	(75)	24	128
Share of other comprehensive income of associates, net amount	242	233	(66)
Other	2	1	(25)

Tax effect	26	(8)	(48)

Total other comprehensive income (net amount)	3,295	2,094	(927)

Comprehensive income	6,463	4,772	1,296

- Group share	6,368	4,676	1,196
- Minority interests	95	96	100

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M€)	1st half 2010	1st half 2009

Consolidated net income	5,846	4,547

Other comprehensive income
Currency translation adjustment	4,996	246
Available for sale financial assets	(52)	39
Cash flow hedge	(51)	58
Share of other comprehensive income of associates, net amount	475	93
Other	3	(11)

Tax effect	18	(23)

Total other comprehensive income (net amount)	5,389	402

Comprehensive income	11,235	4,949

- Group share	11,044	4,775
- Minority interests	191	174

CONSOLIDATED BALANCE SHEET

TOTAL

(M€)	June 30, 2010 (unaudited)	March 31, 2010 (unaudited)	December 31, 2009	June 30, 2009 (unaudited)

ASSETS

Non-current assets
Intangible assets, net	8,767	8,272	7,514	5,955
Property, plant and equipment, net	57,825	53,549	51,590	48,762
Equity affiliates : investments and loans	15,363	14,656	13,624	14,075
Other investments	1,220	1,122	1,162	1,211
Hedging instruments of non-current financial debt	1,812	1,212	1,025	875
Other non-current assets	3,437	3,273	3,081	3,095
Total non-current assets	88,424	82,084	77,996	73,973

Current assets
Inventories, net	15,130	14,185	13,867	11,749
Accounts receivable, net	18,193	17,921	15,719	15,226
Other current assets	8,289	7,817	8,198	9,253
Current financial assets	1,603	968	311	217
Cash and cash equivalents	14,832	12,954	11,662	14,299
Total current assets	58,047	53,845	49,757	50,744
Total assets	146,471	135,929	127,753	124,717

LIABILITIES & SHAREHOLDERS’ EQUITY

Shareholders’ equity
Common shares	5,872	5,871	5,871	5,931
Paid-in surplus and retained earnings	58,274	58,026	55,372	55,031
Currency translation adjustment	381	(3,010)	(5,069)	(4,656)
Treasury shares	(3,572)	(3,604)	(3,622)	(5,007)
Total shareholders’ equity - Group Share	60,955	57,283	52,552	51,299
Minority interests	858	1,083	987	963
Total shareholders’ equity	61,813	58,366	53,539	52,262

Non-current liabilities
Deferred income taxes	10,328	9,486	8,948	8,561
Employee benefits	2,181	2,127	2,040	2,006
Provisions and other non-current liabilities	9,418	9,015	9,381	8,087
Total non-current liabilities	21,927	20,628	20,369	18,654
Non-current financial debt	22,813	19,727	19,437	19,640

Current liabilities
Accounts payable	17,557	16,367	15,383	14,036
Other creditors and accrued liabilities	13,462	13,687	11,908	12,115
Current borrowings	8,521	6,840	6,994	7,916
Other current financial liabilities	378	314	123	94
Total current liabilities	39,918	37,208	34,408	34,161
Total liabilities and shareholders’ equity	146,471	135,929	127,753	124,717

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	2nd quarter 2010	1st quarter 2010	2nd quarter 2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	3,168	2,678	2,223
Depreciation, depletion and amortization	1,996	1,871	1,712
Non-current liabilities, valuation allowances and deferred taxes	239	55	281
Impact of coverage of pension benefit plans	—	—	—
(Gains) losses on sales of assets	(24)	(148)	(31)
Undistributed affiliates’ equity earnings	79	(262)	81
(Increase) decrease in working capital	(522)	1,035	(2,363)
Other changes, net	6	31	36
Cash flow from operating activities	4,942	5,260	1,939

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(2,958)	(3,464)	(3,312)
Acquisitions of subsidiaries, net of cash acquired	—	—	(109)
Investments in equity affiliates and other securities	(244)	(69)	(131)
Increase in non-current loans	(244)	(176)	(82)
Total expenditures	(3,446)	(3,709)	(3,634)
Proceeds from disposal of intangible assets and property, plant and equipment	89	34	55
Proceeds from disposal of subsidiaries, net of cash sold	321	—	—
Proceeds from disposal of non-current investments	348	931	726
Repayment of non-current loans	92	83	77
Total divestments	850	1,048	858
Cash flow used in investing activities	(2,596)	(2,661)	(2,776)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	6	5	5
- Treasury shares	31	18	2
- Minority shareholders	—	—	—
Dividends paid:
- Parent company shareholders	(2,548)	—	(2,541)
- Minority shareholders	(82)	—	(141)
Other transactions with minority shareholders	(450)	—	—
Net issuance (repayment) of non-current debt	1,979	63	2,010
Increase (decrease) in current borrowings	977	(601)	2,350
Increase (decrease) in current financial assets and liabilities	(453)	(497)	—
Cash flow used in financing activities	(540)	(1,012)	1,685
Net increase (decrease) in cash and cash equivalents	1,806	1,587	848
Effect of exchange rates	72	(295)	132
Cash and cash equivalents at the beginning of the period	12,954	11,662	13,319
Cash and cash equivalents at the end of the period	14,832	12,954	14,299

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M€)	1st half 2010	1st half 2009

CASH FLOW FROM OPERATING ACTIVITIES

Consolidated net income	5,846	4,547
Depreciation, depletion and amortization	3,867	3,373
Non-current liabilities, valuation allowances and deferred taxes	294	213
Impact of coverage of pension benefit plans	—	—
(Gains) losses on sales of assets	(172)	(46)
Undistributed affiliates’ equity earnings	(183)	2
(Increase) decrease in working capital	513	(2,218)
Other changes, net	37	62
Cash flow from operating activities	10,202	5,933

CASH FLOW USED IN INVESTING ACTIVITIES

Intangible assets and property, plant and equipment additions	(6,422)	(5,796)
Acquisitions of subsidiaries, net of cash acquired	—	(156)
Investments in equity affiliates and other securities	(313)	(215)
Increase in non-current loans	(420)	(402)
Total expenditures	(7,155)	(6,569)
Proceeds from disposal of intangible assets and property, plant and equipment	123	115
Proceeds from disposal of subsidiaries, net of cash sold	321	—
Proceeds from disposal of non-current investments	1,279	1,025
Repayment of non-current loans	175	190
Total divestments	1,898	1,330
Cash flow used in investing activities	(5,257)	(5,239)

CASH FLOW USED IN FINANCING ACTIVITIES

Issuance (repayment) of shares:
- Parent company shareholders	11	14
- Treasury shares	49	2
- Minority shareholders	—	—
Dividends paid:
- Parent company shareholders	(2,548)	(2,541)
- Minority shareholders	(82)	(145)
Other transactions with minority shareholders	(450)	—
Net issuance (repayment) of non-current debt	2,042	4,854
Increase (decrease) in current borrowings	376	(1,067)
Increase (decrease) in current financial assets and liabilities	(950)	—
Cash flow used in financing activities	(1,552)	1,117
Net increase (decrease) in cash and cash equivalents	3,393	1,811
Effect of exchange rates	(223)	167
Cash and cash equivalents at the beginning of the period	11,662	12,321
Cash and cash equivalents at the end of the period	14,832	14,299

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in surplus and retained earnings	Currency translation adjustment	Treasury shares		Shareholders’ equity Group Share	Minority interests	Total shareholders’ equity
(M€)	Number	Amount			Number	Amount
As of January 1, 2009	2,371,808,074	5,930	52,947	(4,876)	(143,082,095)	(5,009)	48,992	958	49,950
Net income of the first half	—	—	4,459	—	—	—	4,459	88	4,547
Other comprehensive Income	—	—	96	220	—	—	316	86	402
Comprehensive Income	—	—	4,555	220	—	—	4,775	174	4,949
Dividend	—	—	(2,541)	—	—	—	(2,541)	(145)	(2,686)
Issuance of common shares	565,886	1	13	—	—	—	14	—	14
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	51,995	2	2	—	2
Share-based payments	—	—	80	—	—	—	80	—	80
Other operations with minority interests	—	—	(23)	—	—	—	(23)	(24)	(47)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	565,886	1	(2,471)	—	51,995	2	(2,468)	(169)	(2,637)
As of June 30, 2009	2,372,373,960	5,931	55,031	(4,656)	(143,030,100)	(5,007)	51,299	963	52,262
Net income from July 1 to December 31, 2009	—	—	3,988	—	—	—	3,988	94	4,082
Other comprehensive Income	—	—	150	(413)	—	—	(263)	(26)	(289)
Comprehensive Income	—	—	4,138	(413)	—	—	3,725	68	3,793
Dividend	—	—	(2,545)	—	—	—	(2,545)	(44)	(2,589)
Issuance of common shares	848,924	2	25	—	—	—	27	—	27
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(143)	—	2,822,910	163	20	—	20
Share-based payments	—	—	26	—	—	—	26	—	26
Other operations with minority interests	—	—	—	—	—	—	—	—	—
Share cancellation	(24,800,000)	(62)	(1,160)	—	24,800,000	1,222	—	—	—
Transactions with shareholders	(23,951,076)	(60)	(3,797)	—	27,622,910	1,385	(2,472)	(44)	(2,516)
As of December 31, 2009	2,348,422,884	5,871	55,372	(5,069)	(115,407,190)	(3,622)	52,552	987	53,539
Net income of the first half	—	—	5,714	—	—	—	5,714	132	5,846
Other comprehensive Income	—	—	(130)	5,460	—	—	5,330	59	5,389
Comprehensive Income	—	—	5,584	5,460	—	—	11,044	191	11,235
Dividend	—	—	(2,548)	—	—	—	(2,548)	(82)	(2,630)
Issuance of common shares	306,577	1	10	—	—	—	11	—	11
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(1)	—	1,258,812	50	49	—	49
Share-based payments	—	—	59	—	—	—	59	—	59
Other operations with minority interests	—	—	(202)	(10)	—	—	(212)	(238)	(450)
Share cancellation	—	—	—	—	—	—	—	—	—
Transactions with shareholders	306,577	1	(2,682)	(10)	1,258,812	50	(2,641)	(320)	(2,961)
As of June 30, 2010	2,348,729,461	5,872	58,274	381	(114,148,378)	(3,572)	60,955	858	61,813

(1)	Treasury shares related to the stock option purchase plans and restricted stock grants

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)
Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,460)	(4,483)	(173)	7,426	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(136)	(11)	—	(1,757)
Operating income	4,607	804	240	(135)	—	5,516
Equity in income (loss) of affiliates and other items	190	124	78	168	—	560
Tax on net operating income	(2,621)	(250)	(65)	85	—	(2,851)
Net operating income	2,176	678	253	118	—	3,225
Net cost of net debt						(57)
Minority interests						(67)
Net income						3,101

2nd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales’
Excise taxes
Revenues from sales
Operating expenses	—	255	(57)	—		198
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)
Operating income (b)	—	255	(65)	—		190
Equity in income (loss) of affiliates and other items (c)	(40)	25	18	(7)		(4)
Tax on net operating income	13	(85)	26	—		(46)
Net operating income (b)	(27)	195	(21)	(7)		140
Net cost of net debt						—
Minority interests						—
Net income						140

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis. (b) Of which inventory valuation effect
On operating income	—	255	(41)	—
On net operating income	—	195	(25)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(40)

2nd quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)
Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,715)	(4,426)	(173)	7,426	(29,252)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(128)	(11)	—	(1,749)
Adjusted operating income	4,607	549	305	(135)	—	5,326
Equity in income (loss) of affiliates and other items	230	99	60	175	—	564
Tax on net operating income	(2,634)	(165)	(91)	85	—	(2,805)
Adjusted net operating income	2,203	483	274	125	—	3,085
Net cost of net debt						(57)
Minority interests						(67)
Adjusted net income						2,961

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,723	562	144	17		3,446
Total divestments	174	11	328	337		850
Cash flow from operating activities	4,154	1,042	477	(731)		4,942

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)
Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,621)	(4,070)	(145)	6,662	(26,628)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)
Operating income	4,161	521	260	(108)	—	4,834
Equity in income (loss) of affiliates and other items	108	31	45	264	—	448
Tax on net operating income	(2,374)	(164)	(73)	57	—	(2,554)
Net operating income	1,895	388	232	213	—	2,728
Net cost of net debt						(50)
Minority interests						(65)
Net income						2,613

1st quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	330	106	—		436
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	—	—		—
Operating income (b)	—	330	106	—		436
Equity in income (loss) of affiliates and other items (c)	(106)	16	4	91		5
Tax on net operating income	30	(113)	(35)	(2)		(120)
Net operating income (b)	(76)	233	75	89		321
Net cost of net debt						—
Minority interests						(4)
Net income						317

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	380	106	—
On net operating income	—	272	75	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(41)

1st quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,569	28,808	4,223	3	—	37,603
Intersegment sales	5,302	1,081	237	42	(6,662)	—
Excise taxes	—	(4,442)	—	—	—	(4,442)
Revenues from sales	9,871	25,447	4,460	45	(6,662)	33,161
Operating expenses	(4,454)	(24,951)	(4,176)	(145)	6,662	(27,064)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,256)	(305)	(130)	(8)	—	(1,699)
Adjusted operating income	4,161	191	154	(108)	—	4,398
Equity in income (loss) of affiliates and other items	214	15	41	173	—	443
Tax on net operating income	(2,404)	(51)	(38)	59	—	(2,434)
Adjusted net operating income	1,971	155	157	124	—	2,407
Net cost of net debt						(50)
Minority interests						(61)
Adjusted net income						2,296

1st quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	3,143	456	94	16	—	3,709
Total divestments	87	27	6	928	—	1,048
Cash flow from operating activities	4,680	454	(90)	216	—	5,260

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)
Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(19,154)	(3,498)	(198)	5,306	(21,179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(382)	(191)	(7)	—	(1,636)
Operating income	2,843	931	147	(162)	—	3,759
Equity in income (loss) of affiliates and other items	329	85	(117)	144	—	441
Tax on net operating income	(1,739)	(278)	18	81	—	(1,918)
Net operating income	1,433	738	48	63	—	2,282
Net cost of net debt						(59)
Minority interests						(54)
Net income						2,169

2nd quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	852	130	—		982
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)
Operating income (b)	—	790	87	—		877
Equity in income (loss) of affiliates and other items (c)	(18)	48	(119)	(91)		(180)
Tax on net operating income	—	(256)	9	—		(247)
Net operating income (b)	(18)	582	(23)	(91)		450
Net cost of net debt						—
Minority interests						(2)
Net income						448

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	933	132	—
On net operating income	—	699	91	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(119)

2nd quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)
Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(20,006)	(3,628)	(198)	5,306	(22,161)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(320)	(148)	(7)	—	(1,531)
Adjusted operating income	2,843	141	60	(162)	—	2,882
Equity in income (loss) of affiliates and other items	347	37	2	235	—	621
Tax on net operating income	(1,739)	(22)	9	81	—	(1,671)
Adjusted net operating income	1,451	156	71	154	—	1,832
Net cost of net debt						(59)
Minority interests						(52)
Adjusted net income						1,721

2nd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,664	825	115	30		3,634
Total divestments	105	26	8	719		858
Cash flow from operating activities	1,943	(28)	280	(256)		1,939

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)
Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,081)	(8,553)	(318)	14,088	(55,682)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(266)	(19)	—	(3,456)
Operating income	8,768	1,325	500	(243)	—	10,350
Equity in income (loss) of affiliates and other items	298	155	123	432	—	1,008
Tax on net operating income	(4,995)	(414)	(138)	142	—	(5,405)
Net operating income	4,071	1,066	485	331	—	5,953
Net cost of net debt						(107)
Minority interests						(132)
Net income						5,714

1st half 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	585	49	—		634
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)
Operating income (b)	—	585	41	—		626
Equity in income (loss) of affiliates and other items (c)	(146)	41	22	84		1
Tax on net operating income	43	(198)	(9)	(2)		(166)
Net operating income (b)	(103)	428	54	82		461
Net cost of net debt						—
Minority interests						(4)
Net income						457

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	635	65	—
On net operating income	—	467	50	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

1st half 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)
Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,666)	(8,602)	(318)	14,088	(56,316)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(258)	(19)	—	(3,448)
Adjusted operating income	8,768	740	459	(243)	—	9,724
Equity in income (loss) of affiliates and other items	444	114	101	348	—	1,007
Tax on net operating income	(5,038)	(216)	(129)	144	—	(5,239)
Adjusted net operating income	4,174	638	431	249	—	5,492
Net cost of net debt						(107)
Minority interests						(128)
Adjusted net income						5,257

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,866	1,018	238	33		7,155
Total divestments	261	38	334	1,265		1,898
Cash flow from operating activities	8,834	1,496	387	(515)		10,202

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

1st half 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)
Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(36,253)	(6,635)	(353)	9,350	(41,258)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(683)	(335)	(17)	—	(3,156)
Operating income	5,735	1,967	208	(282)	—	7,628
Equity in income (loss) of affiliates and other items	572	127	(121)	336	—	914
Tax on net operating income	(3,413)	(581)	1	143	—	(3,850)
Net operating income	2,894	1,513	88	197	—	4,692
Net cost of net debt						(145)
Minority interests						(88)
Net income						4,459

1st half 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	1,097	259	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)
Operating income (b)	—	1,035	216	—		1,251
Equity in income (loss) of affiliates and other items (c)	(39)	63	(138)	(141)		(255)
Tax on net operating income	—	(341)	(29)	—		(370)
Net operating income (b)	(39)	757	49	(141)		626
Net cost of net debt						—
Minority interests						(1)
Net income						625

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.

(b) Of which inventory valuation effect
On operating income	—	1,278	264	—
On net operating income	—	945	171	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(182)

1st half 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)
Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(37,350)	(6,894)	(353)	9,350	(42,614)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(621)	(292)	(17)	—	(3,051)
Adjusted operating income	5,735	932	(8)	(282)	—	6,377
Equity in income (loss) of affiliates and other items	611	64	17	477	—	1,169
Tax on net operating income	(3,413)	(240)	30	143	—	(3,480)
Adjusted net operating income	2,933	756	39	338	—	4,066
Net cost of net debt						(145)
Minority interests						(87)
Adjusted net income						3,834

1st half 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	4,914	1,320	294	41		6,569
Total divestments	234	62	14	1,020		1,330
Cash flow from operating activities	4,521	1,620	458	(666)		5,933

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

2nd quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	41,329	—	41,329
Excise taxes	(5,002)	—	(5,002)
Revenues from sales	36,327	—	36,327

Purchases net of inventory variation	(24,143)	214	(23,929)
Other operating expenses	(4,817)	(16)	(4,833)
Exploration costs	(292)	—	(292)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,749)	(8)	(1,757)
Other income	52	62	114
Other expense	(61)	(53)	(114)

Financial interest on debt	(113)	—	(113)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(89)	—	(89)

Other financial income	142	—	142
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	526	(13)	513

Income taxes	(2,773)	(46)	(2,819)
Consolidated net income	3,028	140	3,168
Group share	2,961	140	3,101
Minority interests	67	—	67

2nd quarter 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	31,430	—	31,430
Excise taxes	(4,856)	—	(4,856)
Revenues from sales	26,574	—	26,574

Purchases net of inventory variation	(17,365)	1,065	(16,300)
Other operating expenses	(4,641)	(83)	(4,724)
Exploration costs	(155)	—	(155)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	(105)	(1,636)
Other income	78	28	106
Other expense	(56)	(160)	(216)

Financial interest on debt	(140)	—	(140)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(100)	—	(100)

Other financial income	240	—	240
Other financial expense	(82)	—	(82)

Equity in income (loss) of affiliates	441	(48)	393

Income taxes	(1,630)	(247)	(1,877)
Consolidated net income	1,773	450	2,223
Group share	1,721	448	2,169
Minority interests	52	2	54

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)

TOTAL

(unaudited)

1st half 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	78,932	—	78,932
Excise taxes	(9,444)	—	(9,444)
Revenues from sales	69,488	—	69,488

Purchases net of inventory variation	(46,330)	700	(45,630)
Other operating expenses	(9,479)	(66)	(9,545)
Exploration costs	(507)	—	(507)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,448)	(8)	(3,456)
Other income	80	194	274
Other expense	(167)	(159)	(326)

Financial interest on debt	(213)	—	(213)
Financial income from marketable securities & cash equivalents	48	—	48
Cost of net debt	(165)	—	(165)

Other financial income	213	—	213
Other financial expense	(190)	—	(190)

Equity in income (loss) of affiliates	1,071	(34)	1,037

Income taxes	(5,181)	(166)	(5,347)
Consolidated net income	5,385	461	5,846
Group share	5,257	457	5,714
Minority interests	128	4	132

1st half 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	61,471	—	61,471
Excise taxes	(9,429)	—	(9,429)
Revenues from sales	52,042	—	52,042

Purchases net of inventory variation	(33,070)	1,542	(31,528)
Other operating expenses	(9,213)	(186)	(9,399)
Exploration costs	(331)	—	(331)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,051)	(105)	(3,156)
Other income	80	41	121
Other expense	(113)	(190)	(303)

Financial interest on debt	(311)	—	(311)
Financial income from marketable securities & cash equivalents	95	—	95
Cost of net debt	(216)	—	(216)

Other financial income	399	—	399
Other financial expense	(163)	—	(163)

Equity in income (loss) of affiliates	966	(106)	860

Income taxes	(3,409)	(370)	(3,779)
Consolidated net income	3,921	626	4,547
Group share	3,834	625	4,459
Minority interests	87	1	88

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST SIX MONTHS OF 2010

(unaudited)

1)	Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of June 30, 2010 have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The accounting policies applied for the consolidated financial statements as of June 30, 2010 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2009 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standard Board). The new accounting standards and amendments mandatory for the annual period beginning January 1, 2010 are described in Note 1W to the consolidated financial statements as of December 31, 2009 and have no material effect on the Group’s consolidated financial statements for the first six months of 2010.

Among these new standards or interpretations effective for annual periods beginning on or after January 1, 2010, the revised versions of IFRS 3 “Business Combinations” and IAS 27 “Consolidated and Separate Financial Statements” should be noted. These revised standards introduce new provisions regarding the accounting for business combinations. Their application is prospective.

In addition, as of January 1, 2010, jointly-controlled entities are consolidated under the equity method, as provided for in the alternative method of IAS 31 “Interests in Joint Ventures”. Until December 31, 2009, these entities were consolidated under the proportionate consolidation method. This change involves two entities and is not material.

The preparation of financial statements in accordance with IFRS requires management to make estimates and apply assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of preparation of the financial statements and reported income and expenses for the period. Management reviews these estimates and assumptions on an ongoing basis, by reference to past experience and various other factors considered as reasonable which form the basis for assessing the carrying amount of assets and liabilities. Actual results may differ significantly from these estimates, if different assumptions or circumstances apply. These judgments and estimates relate principally to the application of the successful efforts method for the oil and gas accounting, the valuation of long-lived assets, the provisions for asset retirement obligations and environmental remediation, the pensions and post-retirement benefits and the income tax computation. These estimates and assumptions are described in the Notes to the consolidated financial statements as of December 31, 2009.

Lastly, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, management applies its judgment to define and apply accounting policies that will lead to relevant and reliable information, so that the financial statements:

•	give a true and fair view of the Group’s financial position, financial performance and cash flows;

•	reflect the substance of transactions;

•	are neutral;

•	are prepared on a prudent basis;

•	are complete in all material aspects.

Pursuant to the accrual basis of accounting followed by the Group, the financial statements reflect the effects of transactions and other events when they occur. Assets and liabilities such as property, plant and equipment and intangible assets are usually measured at amortized cost. Financial assets and liabilities are usually measured at fair value.

2)	Changes in the Group structure, main acquisitions and divestments

Public tender offer followed by a squeeze out for the shares issued by the company Elf Aquitaine

On March 24, 2010, TOTAL S.A. filed a public tender offer followed by a squeeze out with the French Autorité des Marchés Financiers (AMF) in order to buy the 1,468,725 Elf Aquitaine shares that it did not already hold, representing 0.52% of Elf Aquitaine’s share capital and 0.27% of its voting rights, at a price of €305 per share (including the remaining 2009 dividend). On April 13, 2010, the French Autorité des marchés financiers (AMF) issued its clearance decision for this offer.

The public tender offer was open from April 16 to April 29, 2010 inclusive. The Elf Aquitaine shares targeted by the offer which were not tendered to the offer have been transferred to TOTAL S.A. under the squeeze out upon payment to the shareholders equal to the offer price on the first trading day after the offer closing date, i.e. on April 30, 2010.

On April 30, 2010, TOTAL S.A. announced that, following the squeeze out, it held 100% of Elf Aquitaine shares, with the transaction amounting to €450 million.

In application of revised standard IAS 27 “Consolidated and Separate Financial Statements”, effective for annual periods beginning on or after January 1, 2010, transactions with minority interests are accounted for as equity transactions, i.e. in consolidated shareholder’s equity.

As a consequence, following the squeeze out of the Elf Aquitaine shares by TOTAL S.A., the difference between the consideration paid and the book value of minority interests acquired was recognized directly as a decrease in equity.

Sale of Mapa Spontex

TOTAL closed on April 1, 2010 the sale of its consumer specialty chemicals business, Mapa Spontex, to U.S.-based Jarden Corporation for an enterprise value of €335 million.

Sales of Sanofi-Aventis shares

During the first six months of 2010, TOTAL progressively sold 1.66% of Sanofi-Aventis’ share capital, thus reducing its interest to 5.73%. Sanofi-Aventis is accounted for by the equity method in TOTAL’s Consolidated Financial Statements (see note 10 to the consolidated financial statements as of June 30, 2010).

3)	Adjustment items

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL.

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in some instances, transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii)	Inventory valuation effect

The adjusted results of the Downstream and Chemicals segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results according to FIFO (First-In, First-Out) and the replacement cost.

(iii)	TOTAL’s equity share of adjustment items reconciling “Business net income” and Net income attributable to equity holders of Sanofi-Aventis

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items, and excluding TOTAL’s equity share of adjustment items related to Sanofi-Aventis.

The detail of the adjustment items is presented in the table below.

ADJUSTMENTS TO OPERATING INCOME

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
2nd quarter 2010	Inventory valuation effect	—	255	(41)	—	214
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(8)	—	(8)
	Other items	—	—	(16)	—	(16)

Total		—	255	(65)	—	190

2nd quarter 2009	Inventory valuation effect	—	933	132	—	1,065
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(62)	(43)	—	(105)
	Other items	—	(81)	(2)	—	(83)

Total		—	790	87	—	877

1st half 2010	Inventory valuation effect	—	635	65	—	700
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	—	(8)	—	(8)
	Other items	—	(50)	(16)	—	(66)

Total		—	585	41	—	626

1st half 2009	Inventory valuation effect	—	1,278	264	—	1,542
	Restructuring charges	—	—	—	—	—
	Asset impairment charges	—	(62)	(43)	—	(105)
	Other items	—	(181)	(5)	—	(186)

Total		—	1,035	216	—	1,251

ADJUSTMENTS TO NET INCOME GROUP SHARE

(M€)		Upstream	Downstream	Chemicals	Corporate	Total
2nd quarter 2010	Inventory valuation effect	—	194	(25)	—	169
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(40)	(40)
	Restructuring charges	—	—	(10)	—	(10)
	Asset impairment charges	—	—	(6)	—	(6)
	Gains (losses) on disposals of assets	—	—	29	34	63
	Other items	(27)	—	(9)	—	(36)

Total		(27)	194	(21)	(6)	140

2nd quarter 2009	Inventory valuation effect	—	697	91	—	788
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(119)	(119)
	Restructuring charges	—	(16)	(83)	—	(99)
	Asset impairment charges	—	(41)	(30)	—	(71)
	Gains (losses) on disposals of assets	—	—	—	28	28
	Other items	(18)	(60)	(1)	—	(79)

Total		(18)	580	(23)	(91)	448

1st half 2010	Inventory valuation effect	—	463	50	—	513
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)	(81)
	Restructuring charges	—	—	(10)	—	(10)
	Asset impairment charges	(59)	—	(6)	—	(65)
	Gains (losses) on disposals of assets	—	—	29	163	192
	Other items	(44)	(39)	(9)	—	(92)

Total		(103)	424	54	82	457

1st half 2009	Inventory valuation effect	—	944	171	—	1,115
	TOTAL’s equity share of adjustments related to Sanofi-Aventis	—	—	—	(182)	(182)
	Restructuring charges	—	(16)	(89)	—	(105)
	Asset impairment charges	—	(41)	(30)	—	(71)
	Gains (losses) on disposals of assets	—	—	—	41	41
	Other items	(39)	(131)	(3)	—	(173)

Total		(39)	756	49	(141)	625

4)	Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of June 30, 2010, TOTAL S.A. held 13,817,110 of its own shares, representing 0.59% of its share capital, detailed as follows:

•	4,761,975 shares allocated to covering a TOTAL share purchase option plan for Group employees and executive officers;

•	5,799,020 shares allocated to TOTAL restricted shares plans for Group employees; and

•	3,256,115 shares intended to be allocated to new TOTAL share purchase option plans or to new restricted shares plans.

These 13,817,110 shares are deducted from the consolidated shareholders’ equity.

TOTAL shares held by Group subsidiaries

As of June 30, 2010, TOTAL S.A. held indirectly through its subsidiaries 100,331,268 of its own shares, representing 4.27% of its share capital, detailed as follows:

•	2,023,672 shares held by a consolidated subsidiary, Total Nucléaire, 100% indirectly controlled by TOTAL S.A.;

•	98,307,596 shares held by subsidiaries of Elf Aquitaine (Financière Valorgest, Sogapar and Fingestval).

These 100,331,268 shares are deducted from the consolidated shareholders’ equity.

Dividend

The shareholders’ meeting of May 21, 2010 approved the payment of a cash dividend of €2.28 per share for the fiscal year 2009. Taking into account an interim dividend of €1.14 per share paid on November 18, 2009, the remaining balance of €1.14 per share was paid on June 1, 2010.

The Board of Directors approved the 2010 interim dividend of €1.14 per share at their July 29, 2010 meeting.

Other Comprehensive Income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M€)	1st half 2010		1st half 2009
Currency translation adjustment		4,996		246
- unrealized gain/(loss) of the period	4,999		247
- less gain/(loss) included in net income	3		1

Available for sale financial assets		(52)		39
- unrealized gain/(loss) of the period	(3)		39
- less gain/(loss) included in net income	49		—

Cash flow hedge		(51)		58
- unrealized gain/(loss) of the period	(347)		215
- less gain/(loss) included in net income	(296)		157

Share of other comprehensive income of equity affiliates, net amount		475		93

Other		3		(11)
- unrealized gain/(loss) of the period	3		(11)
- less gain/(loss) included in net income	—		—

Tax effect		18		(23)

Total other comprehensive income, net amount		5,389		402

Tax effects relating to each component of other comprehensive income are as follows:

	1st half 2010			1st half 2009
(M€)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Currency translation adjustment	4,996		4,996	246		246

Available for sale financial assets	(52)	1	(51)	39	(4)	35

Cash flow hedge	(51)	17	(34)	58	(19)	39

Share of other comprehensive income of equity affiliates, net amount	475		475	93		93

Other	3		3	(11)		(11)

Total other comprehensive income	5,371	18	5,389	425	(23)	402

5)	Non-current financial debt

The Group issued bonds through its subsidiary Total Capital during the first six months of 2010:

•	Bond 6.000% 2010-2015 (100 million AUD)

•	Bond 2.875% 2010-2015 (250 million USD)

•	Bond 6.000% 2010-2015 (100 million AUD)

•	Bond 3.000% 2010-2015 (1,250 million USD)

•	Bond 4.450% 2010-2020 (1,250 million USD)

The Group reimbursed bonds during the first six months of 2010:

•	Bond 3.750% 2004-2010 (500 million EUR)

•	Bond 3.750% 2006-2010 (100 million EUR)

•	Bond 3.750% 2006-2010 (50 million EUR)

•	Bond 3.750% 2006-2010 (50 million EUR)

•	Bond 2.375% 2003-2010 (300 million CHF)

•	Bond 2.375% 2004-2010 (200 million CHF)

•	Bond 2.375% 2007-2010 (100 million CHF

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6)	Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning the main transactions with related parties during the first six months of 2010.

7)	Other risks and contingent liabilities

TOTAL is not currently aware of any event, litigation, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Antitrust investigations

1.

Following investigations into certain commercial practices in the chemicals industry in the United States, some subsidiaries of the Arkema(1) group have been involved in criminal investigations, closed as of today, and civil liability lawsuits in the United States for violations of antitrust laws. TOTAL S.A. has been named in certain of these suits as the parent company.

In Europe, the European Commission commenced investigations in 2000, 2003 and 2004 into alleged anti-competitive practices involving certain products sold by Arkema. In January 2005, under one of these investigations, the European Commission fined Arkema €13.5 million and jointly fined Arkema and Elf Aquitaine €45 million. The appeal from Arkema and Elf Aquitaine before the Court of First Instance of the European Union has been rejected on September 30, 2009. A recourse before the Court of Justice of the European Communities has been filed.

The Commission notified Arkema, TOTAL S.A. and Elf Aquitaine of complaints concerning two other product lines in January and August 2005, respectively. Arkema has cooperated with the authorities in these procedures and investigations. In May 2006, the European Commission fined Arkema €78.7 million and €219.1 million, as a result of, respectively, each of these two proceedings. Elf Aquitaine was held jointly and severally liable for, respectively, €65.1 million and €181.35 million of these fines while TOTAL S.A. was held jointly and severally liable, respectively, for €42 million and €140.4 million. TOTAL S.A., Arkema and Elf Aquitaine have appealed these decisions to the Court of First Instance of the European Union.

(1)	Arkema is used in this section to designate those companies of the Arkema group whose ultimate parent company is Arkema S.A.. Arkema became an independent company after being spun-off from Total S.A. on May 12, 2006.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in August 2007 concerning alleged anti-competitive practices related to another line of chemical products. As a result, in June 2008, Arkema and Elf Aquitaine have been jointly and severally fined in an amount of €22.7 million and individually in an amount of €20.43 million for Arkema and €15.89 million for Elf Aquitaine. The concerned companies appealed this decision to the relevant European court.

Arkema and Elf Aquitaine received a statement of objections from the European Commission in March 2009 concerning alleged anti-competitive practices related to another line of chemical products. The decision has been rendered by the Commission in November 2009. The companies have been jointly and severally fined in an amount of €11 million and individually in an amount of €9.92 million for Arkema and €7.71 million for Elf Aquitaine. The concerned companies appealed this decision to the relevant European Court.

No facts have been alleged that would implicate TOTAL S.A. or Elf Aquitaine in the practices questioned in these proceedings, and the fines received are based solely on their status as parent companies.

Arkema began implementing compliance procedures in 2001 that are designed to prevent its employees from violating antitrust provisions. However, it is not possible to exclude the possibility that the relevant authorities could commence additional proceedings involving Arkema, as well as TOTAL S.A. and Elf Aquitaine.

2.	As part of the agreement relating to the spin-off of Arkema, TOTAL S.A. or certain other Group companies agreed to grant Arkema guarantees for certain risks related to antitrust proceedings arising from events prior to the spin-off.

These guarantees cover, for a period of ten years that began in 2006, 90% of amounts paid by Arkema related to (i) fines imposed by European authorities or European member-states for competition law violations, (ii) fines imposed by U.S. courts or antitrust authorities for federal antitrust violations or violations of the competition laws of U.S. states, (iii) damages awarded in civil proceedings related to the government proceedings mentioned above, and (iv) certain costs related to these proceedings.

The guarantee covering the risks related to anticompetition violations in Europe applies to amounts above a €176.5 million threshold.

If one or more individuals or legal entities, acting alone or together, directly or indirectly holds more than one-third of the voting rights of Arkema, or if Arkema transfers more than 50% of its assets (as calculated under the enterprise valuation method, as of the date of the transfer) to a third party or parties acting together, irrespective of the type or number of transfers, these guarantees will become void.

On the other hand, the agreements provide that Arkema will indemnify TOTAL S.A. or any Group company for 10% of any amount that TOTAL S.A. or any Group company are required to pay under any of the proceedings covered by these guarantees.

3.	The Group has recorded provisions amounting to €17 million in its consolidated financial statements as of June 30, 2010 to cover the risks mentioned above.

4.	Moreover, as a result of investigations started by the European Commission in October 2002 concerning certain Refining & Marketing subsidiaries of the Group, Total Nederland N.V. and TOTAL S.A. received a statement of objections in October 2004. These proceedings resulted, in September 2006, in Total Nederland N.V. being fined €20.25 million and in TOTAL S.A. as its parent company being held jointly responsible for €13.5 million of this amount, although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Nederland N.V. have appealed this decision to the Court of First Instance of the European Union.

In addition, in May 2007, Total France and TOTAL S.A. received a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division. These proceedings resulted, in October 2008, in Total France being fined €128.2 million and in TOTAL S.A., as its parent company, being held jointly responsible although no facts implicating TOTAL S.A. in the practices under investigation were alleged. TOTAL S.A. and Total Raffinage Marketing (the new corporate name of Total France) have appealed this decision to the Court of First Instance of the European Union.

Furthermore, in July 2009, the French antitrust Authority sent to TotalGaz and Total Raffinage Marketing a statement of objections regarding alleged antitrust practices concerning another product line of the Refining & Marketing division.

5.	Given the discretionary powers granted to antitrust Authorities for determining fines, it is not currently possible to determine with certainty the ultimate outcome of these investigations and proceedings. TOTAL S.A. and Elf Aquitaine are contesting their liability and the method of determining these fines. Although it is not possible to predict the outcome of these proceedings, the Group believes that they will not have a material adverse effect on its financial situation or consolidated results.

Buncefield

On December 11, 2005, several explosions, followed by a major fire, occurred at an oil storage depot at Buncefield, north of London. This depot is operated by Hertfordshire Oil Storage Limited (HOSL), a company in which the British subsidiary of TOTAL holds 60% and another oil group holds 40%.

The explosion caused minor injuries to a number of people and caused property damage to the depot and the buildings and homes located nearby. The official Independent Investigation Board has indicated that the explosion was caused by the overflow of a tank at the depot. The Board’s final report was released on December 11, 2008. The civil procedure for claims, which had not yet been settled, took place between October and December 2008. The Court’s decision of March 20, 2009, declared the British subsidiary of TOTAL responsible for the accident and solely liable for indemnifying the victims. TOTAL’s British subsidiary has appealed this decision. The appeal trial took place in January 2010. The Court of Appeals, by a decision handed down on March 4, 2010, confirmed the prior judgment. The Supreme Court has partially authorized TOTAL’s British subsidiary to appeal this decision.

With respect to civil liability the provision recorded in the Group’s consolidated financial statements as of June 30, 2010 amounts to €261 million after payments already completed.

The Group carries insurance for damage to its interests in these facilities, business interruption and civil liability claims from third parties. The residual amount to be received from insurers amounts to €75 million as of June 30, 2010.

The Group believes that, based on the information currently available, on a reasonable estimate of its liability and on provisions recognized, this accident should not have a significant impact on the Group’s financial situation or consolidated results.

On December 1, 2008, the Health and Safety Executive (HSE) and the Environment Agency (EA) issued a Notice of prosecution against five companies, including the British subsidiary of TOTAL. By decision dated July 16, 2010, the judge fined TOTAL’s British subsidiary £3.6 million. The decision takes into account a number of elements that have mitigated the impact of the charges brought against the subsidiary.

Erika

Following the sinking in December 1999 of the Erika, a tanker that was transporting products belonging to one of the Group companies, the Tribunal de grande instance of Paris convicted TOTAL S.A. of marine pollution pursuant to a judgment issued on January 16, 2008, finding that TOTAL S.A. was negligent in its vetting procedure for vessel selection. TOTAL S.A. was fined €375,000. The court also ordered compensation to be paid to the victims of pollution from the Erika up to an aggregate amount of €192 million, declaring TOTAL S.A. jointly and severally liable for such payments together with the Erika’s inspection and classification firm, the Erika’s owner and the Erika’s manager.

TOTAL has appealed the verdict of January 16, 2008. In the meantime, it has nevertheless proposed to pay third parties who so requested definitive compensation as determined by the court. Forty-one third parties have received compensation payments, representing an aggregate amount of €171.5 million.

By decision dated March 30, 2010, the Court of Appeal upheld the lower court judgment pursuant to which TOTAL S.A. was convicted of marine pollution and fined the Company €375,000. TOTAL S.A. filed an appeal in the French Supreme Court (Cour de cassation) in this respect. The Erika’s inspection and classification firm, the ship’s owner and the ship’s manager were also convicted of marine pollution.

On the other hand, the Court of Appeal ruled that TOTAL S.A. bears no civil liability according to the applicable international conventions. An appeal in the French Supreme Court (Cour de Cassation) regarding this decision was filed by the third parties still in the procedure.

TOTAL S.A. considers, according to the information currently available to it, that this case will not have a material impact on the Group’s financial situation or consolidated results.

Jubail refinery : commitments

SAUDI ARAMCO TOTAL Refining and Petrochemical Company (SATORP), a company that is 62.5% owned by Saudi Aramco and 37.5% owned by TOTAL signed on June 24, 2010, the finance documents for $8.5 billion of senior project finance facilities that have been secured for the Jubail refinery.

As part of this project financing, TOTAL S.A. and some of its subsidiaries have granted a group of guarantees that have been specifically approved by TOTAL’s Board of Directors.

8)	Information by business segment

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)

Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,081)	(8,553)	(318)	14,088	(55,682)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(266)	(19)	—	(3,456)

Operating income	8,768	1,325	500	(243)	—	10,350
Equity in income (loss) of affiliates and other items	298	155	123	432	—	1,008
Tax on net operating income	(4,995)	(414)	(138)	142	—	(5,405)

Net operating income	4,071	1,066	485	331	—	5,953
Net cost of net debt						(107)
Minority interests						(132)

Net income						5,714

1st half 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	585	49	—		634
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	585	41	—		626
Equity in income (loss) of affiliates and other items (c)	(146)	41	22	84		1
Tax on net operating income	43	(198)	(9)	(2)		(166)

Net operating income (b)	(103)	428	54	82		461
Net cost of net debt						—
Minority interests						(4)

Net income						457

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	635	65	—
On net operating income	—	467	50	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(81)

1st half 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	9,115	60,998	8,812	7	—	78,932
Intersegment sales	11,019	2,475	507	87	(14,088)	—
Excise taxes	—	(9,444)	—	—	—	(9,444)

Revenues from sales	20,134	54,029	9,319	94	(14,088)	69,488
Operating expenses	(8,818)	(52,666)	(8,602)	(318)	14,088	(56,316)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,548)	(623)	(258)	(19)	—	(3,448)

Adjusted operating income	8,768	740	459	(243)	—	9,724
Equity in income (loss) of affiliates and other items	444	114	101	348	—	1,007
Tax on net operating income	(5,038)	(216)	(129)	144	—	(5,239)

Adjusted net operating income	4,174	638	431	249	—	5,492
Net cost of net debt						(107)
Minority interests						(128)

Ajusted net income						5,257

1st half 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	5,866	1,018	238	33		7,155
Total divestments	261	38	334	1,265		1,898
Cash flow from operating activities	8,834	1,496	387	(515)		10,202

1st half 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)

Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(36,253)	(6,635)	(353)	9,350	(41,258)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(683)	(335)	(17)	—	(3,156)

Operating income	5,735	1,967	208	(282)	—	7,628
Equity in income (loss) of affiliates and other items	572	127	(121)	336	—	914
Tax on net operating income	(3,413)	(581)	1	143	—	(3,850)

Net operating income	2,894	1,513	88	197	—	4,692
Net cost of net debt						(145)
Minority interests						(88)

Net income						4,459

1st half 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	1,097	259	—		1,356
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	1,035	216	—		1,251
Equity in income (loss) of affiliates and other items (c)	(39)	63	(138)	(141)		(255)
Tax on net operating income	—	(341)	(29)	—		(370)

Net operating income (b)	(39)	757	49	(141)		626
Net cost of net debt						—
Minority interests						(1)

Net income						625

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	1,278	264	—
On net operating income	—	945	171	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(182)

1st half 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	7,874	46,686	6,902	9	—	61,471
Intersegment sales	7,349	1,646	276	79	(9,350)	—
Excise taxes	—	(9,429)	—	—	—	(9,429)

Revenues from sales	15,223	38,903	7,178	88	(9,350)	52,042
Operating expenses	(7,367)	(37,350)	(6,894)	(353)	9,350	(42,614)
Depreciation, depletion and amortization of tangible assets and mineral interests	(2,121)	(621)	(292)	(17)	—	(3,051)

Adjusted operating income	5,735	932	(8)	(282)	—	6,377
Equity in income (loss) of affiliates and other items	611	64	17	477	—	1,169
Tax on net operating income	(3,413)	(240)	30	143	—	(3,480)

Adjusted net operating income	2,933	756	39	338	—	4,066
Net cost of net debt						(145)
Minority interests						(87)

Ajusted net income						3,834

1st half 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	4,914	1,320	294	41		6,569
Total divestments	234	62	14	1,020		1,330
Cash flow from operating activities	4,521	1,620	458	(666)		5,933

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,460)	(4,483)	(173)	7,426	(29,054)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(136)	(11)	—	(1,757)

Operating income	4,607	804	240	(135)	—	5,516
Equity in income (loss) of affiliates and other items	190	124	78	168	—	560
Tax on net operating income	(2,621)	(250)	(65)	85	—	(2,851)

Net operating income	2,176	678	253	118	—	3,225
Net cost of net debt						(57)
Minority interests						(67)

Net income						3,101

2nd quarter 2010 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	255	(57)	—		198
Depreciation, depletion and amortization of tangible assets and mineral interests	—	—	(8)	—		(8)

Operating income (b)	—	255	(65)	—		190
Equity in income (loss) of affiliates and other items (c)	(40)	25	18	(7)		(4)
Tax on net operating income	13	(85)	26	—		(46)

Net operating income (b)	(27)	195	(21)	(7)		140
Net cost of net debt						—
Minority interests						—

Net income						140

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	255	(41)	—
On net operating income	—	195	(25)	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(40)

2nd quarter 2010 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	4,546	32,190	4,589	4	—	41,329
Intersegment sales	5,717	1,394	270	45	(7,426)	—
Excise taxes	—	(5,002)	—	—	—	(5,002)

Revenues from sales	10,263	28,582	4,859	49	(7,426)	36,327
Operating expenses	(4,364)	(27,715)	(4,426)	(173)	7,426	(29,252)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,292)	(318)	(128)	(11)	—	(1,749)

Adjusted operating income	4,607	549	305	(135)	—	5,326
Equity in income (loss) of affiliates and other items	230	99	60	175	—	564
Tax on net operating income	(2,634)	(165)	(91)	85	—	(2,805)

Adjusted net operating income	2,203	483	274	125	—	3,085
Net cost of net debt						(57)
Minority interests						(67)

Ajusted net income						2,961

2nd quarter 2010 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,723	562	144	17		3,446
Total divestments	174	11	328	337		850
Cash flow from operating activities	4,154	1,042	477	(731)		4,942

2nd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(19,154)	(3,498)	(198)	5,306	(21,179)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(382)	(191)	(7)	—	(1,636)

Operating income	2,843	931	147	(162)	—	3,759
Equity in income (loss) of affiliates and other items	329	85	(117)	144	—	441
Tax on net operating income	(1,739)	(278)	18	81	—	(1,918)

Net operating income	1,433	738	48	63	—	2,282
Net cost of net debt						(59)
Minority interests						(54)

Net income						2,169

2nd quarter 2009 (adjustments) (a) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales
Intersegment sales
Excise taxes
Revenues from sales
Operating expenses	—	852	130	—		982
Depreciation, depletion and amortization of tangible assets and mineral interests	—	(62)	(43)	—		(105)

Operating income (b)	—	790	87	—		877
Equity in income (loss) of affiliates and other items (c)	(18)	48	(119)	(91)		(180)
Tax on net operating income	—	(256)	9	—		(247)

Net operating income (b)	(18)	582	(23)	(91)		450
Net cost of net debt						—
Minority interests						(2)

Net income						448

(a) Adjustments include special items, inventory valuation effect and equity share of adjustments related to Sanofi-Aventis.
(b) Of which inventory valuation effect
On operating income	—	933	132	—
On net operating income	—	699	91	—
(c) Of which equity share of adjustments related to Sanofi-Aventis	—	—	—	(119)

2nd quarter 2009 (adjusted) (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Non-Group sales	3,427	24,318	3,684	1	—	31,430
Intersegment sales	4,107	1,005	152	42	(5,306)	—
Excise taxes	—	(4,856)	—	—	—	(4,856)

Revenues from sales	7,534	20,467	3,836	43	(5,306)	26,574
Operating expenses	(3,635)	(20,006)	(3,628)	(198)	5,306	(22,161)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,056)	(320)	(148)	(7)	—	(1,531)

Adjusted operating income	2,843	141	60	(162)	—	2,882
Equity in income (loss) of affiliates and other items	347	37	2	235	—	621
Tax on net operating income	(1,739)	(22)	9	81	—	(1,671)

Adjusted net operating income	1,451	156	71	154	—	1,832
Net cost of net debt						(59)
Minority interests						(52)

Ajusted net income						1,721

2nd quarter 2009 (M€)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total
Total expenditures	2,664	825	115	30		3,634
Total divestments	105	26	8	719		858
Cash flow from operating activities	1,943	(28)	280	(256)		1,939

9)	Reconciliation between information by business segment and the consolidated statement of income

1st half 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	78,932	—	78,932
Excise taxes	(9,444)	—	(9,444)
Revenues from sales	69,488	—	69,488

Purchases net of inventory variation	(46,330)	700	(45,630)
Other operating expenses	(9,479)	(66)	(9,545)
Exploration costs	(507)	—	(507)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,448)	(8)	(3,456)
Other income	80	194	274
Other expense	(167)	(159)	(326)

Financial interest on debt	(213)	—	(213)
Financial income from marketable securities & cash equivalents	48	—	48
Cost of net debt	(165)	—	(165)

Other financial income	213	—	213
Other financial expense	(190)	—	(190)

Equity in income (loss) of affiliates	1,071	(34)	1,037

Income taxes	(5,181)	(166)	(5,347)

Consolidated net income	5,385	461	5,846
Group share	5,257	457	5,714
Minority interests	128	4	132

1st half 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	61,471	—	61,471
Excise taxes	(9,429)	—	(9,429)
Revenues from sales	52,042	—	52,042

Purchases net of inventory variation	(33,070)	1,542	(31,528)
Other operating expenses	(9,213)	(186)	(9,399)
Exploration costs	(331)	—	(331)
Depreciation, depletion and amortization of tangible assets and mineral interests	(3,051)	(105)	(3,156)
Other income	80	41	121
Other expense	(113)	(190)	(303)

Financial interest on debt	(311)	—	(311)
Financial income from marketable securities & cash equivalents	95	—	95
Cost of net debt	(216)	—	(216)

Other financial income	399	—	399
Other financial expense	(163)	—	(163)

Equity in income (loss) of affiliates	966	(106)	860

Income taxes	(3,409)	(370)	(3,779)

Consolidated net income	3,921	626	4,547
Group share	3,834	625	4,459
Minority interests	87	1	88

2nd quarter 2010 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	41,329	—	41,329
Excise taxes	(5,002)	—	(5,002)
Revenues from sales	36,327	—	36,327

Purchases net of inventory variation	(24,143)	214	(23,929)
Other operating expenses	(4,817)	(16)	(4,833)
Exploration costs	(292)	—	(292)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,749)	(8)	(1,757)
Other income	52	62	114
Other expense	(61)	(53)	(114)

Financial interest on debt	(113)	—	(113)
Financial income from marketable securities & cash equivalents	24	—	24
Cost of net debt	(89)	—	(89)

Other financial income	142	—	142
Other financial expense	(95)	—	(95)

Equity in income (loss) of affiliates	526	(13)	513

Income taxes	(2,773)	(46)	(2,819)

Consolidated net income	3,028	140	3,168
Group share	2,961	140	3,101
Minority interests	67	—	67

2nd quarter 2009 (M€)	Adjusted	Adjustments	Consolidated statement of income

Sales	31,430	—	31,430
Excise taxes	(4,856)	—	(4,856)
Revenues from sales	26,574	—	26,574

Purchases net of inventory variation	(17,365)	1,065	(16,300)
Other operating expenses	(4,641)	(83)	(4,724)
Exploration costs	(155)	—	(155)
Depreciation, depletion and amortization of tangible assets and mineral interests	(1,531)	(105)	(1,636)
Other income	78	28	106
Other expense	(56)	(160)	(216)

Financial interest on debt	(140)	—	(140)
Financial income from marketable securities & cash equivalents	40	—	40
Cost of net debt	(100)	—	(100)

Other financial income	240	—	240
Other financial expense	(82)	—	(82)

Equity in income (loss) of affiliates	441	(48)	393

Income taxes	(1,630)	(247)	(1,877)

Consolidated net income	1,773	450	2,223
Group share	1,721	448	2,169
Minority interests	52	2	54

10)	Post-closing events

TOTAL signs an agreement to acquire UTS Corporation with its 20% interest in the Canadian Fort Hills project in view of reorganizing its oil sands portfolio

Total E&P Canada Ltd., a TOTAL subsidiary, has signed an agreement with UTS Energy Corporation (UTS) to acquire UTS Corporation with its main asset, a 20% interest in the Fort Hills mining project in the Athabasca region of the Canadian province of Alberta.

Under the terms of the agreement, UTS will transfer its assets, other than its Fort Hills interest, to a newly formed company and Total E&P Canada will pay a cash amount of 3.08 Canadian dollars (CAD) per share to acquire UTS. Taking into account the cash held by UTS and acquired by TOTAL (CAD 355 million, equivalent to CAD 0.73 per share) the cost of the acquisition for TOTAL amounts to approximately CAD 1.15 billion (ie CAD 2.35 per share).

UTS’s Board of Directors has unanimously recommended the agreement. Under a Plan of Arrangement, UTS will recommend that its shareholders approve TOTAL’s acquisition of the company. UTS will publish the documents relating to the Plan of Arrangement shortly. The transaction is subject to regulatory approvals from the Canadian authorities and to the acceptance of the Plan of Arrangement by at least 66.67% of UTS’s shareholders attending a special shareholders meeting.

The Fort Hills project is operated by Suncor Energy Inc. with a 60% interest, the remaining 20% held by Teck Resources Ltd. The most recent estimates put Fort Hills’ resources at around 3.4 billion barrels of bitumen, which will be recovered through open-pit mining. The project will be developed in two phases. The first phase of approximately 160,000 barrels per day has already obtained the necessary administrative approvals to launch the development in the near future.

The earn-in costs owed to UTS by its Fort Hills partners (approximately CAD 704 million) will be transferred to TOTAL, which means that the net acquisition cost to TOTAL for approximately 680 million barrels of resources is CAD 0.65 per barrel.

Parallel to this transaction, TOTAL is considering divesting some of its interest in the Joslyn mine, while retaining its role as operator, with the objective of an approximately 50% stake.

Sale of interests in the Valhall and Hod fields

TOTAL signed in April 2010 an agreement for the sale to BP of its interests in the Valhall (15.72%) and Hod (25%) fields, in the Norwegian North Sea, for an amount of $991 million. In June 2010, Hess exercised its right to pre-empt half of the interests sold. This transaction is subject to approval by relevant authorities.

Loss of significant influence over Sanofi-Aventis

As from July 1, 2010, given its reduced representation on the Board of Directors and the decrease in the percentage of voting rights, TOTAL considers that it ceases to have a significant influence over Sanofi-Aventis. The interest in Sanofi-Aventis will no longer be accounted for by the equity method but as a financial asset available for sale in the line “Other investments” of the balance sheet. This interest will therefore be measured at fair value, i.e. at the stock price.

Repurposing project for the Flanders refinery

On June 30, 2010, the Douai Court of Appeals ordered TOTAL to resume its refining activities at the Flanders refinery even though the procedure for the information and consultation of personnel representatives on the repurposing of the Flanders plant had been completed by June 24, 2010, and authorized TOTAL to proceed with the definitive shutdown of its refining operations at Dunkirk.

After having examined the paradoxical legal situation thus created, TOTAL decided to appeal the decision of the Douai Court of Appeals.

At the same time TOTAL asked the Nanterre Superior Court to rule that the procedure for the information and consultation of employee representatives respected all applicable legal provisions and allowed the company to continue implementing its repurposing project for the Flanders refinery. The hearing is set for September 17, 2010. The court’s findings shall be announced several weeks thereafter.

At the current stage of procedures, no significant impact has been recorded in the Group’s consolidated financial statements for the first six months of 2010.